HEADS OF AGREEMENT
entered into by and between:
TRANS-CALEDON TUNNEL AUTHORITY
(“TCTA”)
and
ERGO MINING OPERATIONS PROPRIETARY LIMITED
(Registration number 2005/033662/07)
(“Ergo”)
and
EAST RAND PROPRIETARY MINES LIMITED
(Registration number 1893/000773/06)
(“ERPM”)
and
CROWN GOLD RECOVERIES PROPRIETARY LIMITED
(Registration number 1988/005115/07)
(“CGR”)
(CGR, Ergo and ERPM together “the Ergo Group”)
(TCTA and Ergo Group together “the Parties”)

TCTA/ERGO-Heads of Agreement-Execution Copy-1-11-12

1.
INTRODUCTION
1.1
These Heads of Agreement (“these Heads”) are entered into in an effort to alleviate the pollution of underground aquifers in the Central Witwatersrand Basin and surface water through contact with Acid Mine Drainage (“AMD”) and to lay the foundation for a long-term self-sustainable solution for AMD.
1.2
TCTA, acting through directives issued by the Minister of Water and Environmental
Affairs of the Republic of South Africa (“the Minister”) and the Department of Water
Affairs (“DWA”), is to construct pumping and treatment facilities to intercept rising water levels and to prevent it from reaching the environmental critical level (“ECL”).

2.
BINDING NATURE
2.1
The Parties agree that these Heads constitute a binding agreement between the
Parties and shall create binding obligations between the Parties. The Parties undertake in favour of each other to negotiate in good faith with each other and with all relevant authorities (including without limitation) the Department of Mineral
Resources (“DMR”) and DWA to bring about the conclusion and execution of detailed and comprehensive definitive agreements which the Parties intend to conclude as specified in clause 3 below (“Definitive Agreements”). The Parties agree that any changes to the principles set out in these Heads resulting from unforeseen circumstances shall be negotiated in good faith by the Parties with reference to the circumstances then prevailing.
2.2
Each of the Parties hereby warrants that it has full legal capacity, authority and power, in terms of all corporate or statutory or regulatory rules and laws applicable to it, to enter into these Heads and to perform its obligations hereunder.

3.
DEFINITIVE AGREEMENTS
3.1
The Parties record their firm intention to conclude or procure the conclusion of the
Definitive Agreements, and hereby agree to negotiate exclusively and expeditiously with each other, in good faith the terms and conditions of such Definitive
Agreements, in accordance with the provisions of and principles recorded in these
Heads with a view to concluding such Definitive Agreements (and procuring the fulfilment of any conditions to which such Definitive Agreements may be subject) by no later than 60 (sixty) days after the Signature Date by the last signing Party (or such later date as the Parties may agree in writing). Such Definitive Agreements shall include, but not be limited to:
3.1.1
implementation agreements;
3.1.2 land access agreements;
3.1.3 servitude agreements;
3.1.4 lease agreements;
3.1.5 co-deposition agreements and protocols;
3.1.6
such other agreements as may be necessary or requisite to give effect to the objectives contemplated in these Heads.
3.2
Neither Party shall be entitled to resile from these Heads merely because the
Definitive Agreements have not been concluded or signed. This does not derogate from the Parties’ obligations to negotiate exclusively and expeditiously with each other in good faith the terms and conditions of such Definitive Agreements.

4.
PRINCIPLES OF AGREEMENT
The Parties hereby agree that the following principles shall be applicable to them and binding upon them and shall be amplified and detailed in the Definitive
Agreements, namely:
4.1
Grant of rights by ERPM - ERPM as owner of the remaining extent of portion 1 of the farm Driefontein 87 I.R. and the holder of certain surface right permits (“SRPs”)
and servitudes over and in respect of the ERPM gold mine in Boksburg, grants to
TCTA:
4.1.1
the right of access in terms of a lease over the surface area on which the
South West Vertical Shaft (“SWV”) is situated demarcated by the co-ordinates 1: 26°13'2.65"S; 28°10'56.91"E; 2: 26°13'2.65"S;

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28°10'57.22"E; 3: 26°13'3.36"S; 28°10'57.26"E an d 4: 26°13'3.38"S;
28°10'57"E on the sketch plan annexed hereto as Ann exure “A” for a period of 10 (ten) years renewable for a further 10 (ten) years for a consideration of R1.00 (one Rand) per annum;
4.1.2      the right to occupy and lease that portion of the said property demarcated by the co-ordinates AA: 26°12'57.6"S; 28°10'54.72"E;
BB: 26°12'57.64"S;
28°11'0.87"E; CC: 26°12'59.27"S; 28°11'1.73"E; D D: 26°13'5.9"S;
28°11'1.81"E; EE: 26°13'6.35"S; 28°10'59.87"E; F F: 26°13'4.16"S;
28°10'53.87"E and GG: 26°12'58.01"S; 28°10'53.95" E (“the Plant Site”),
which land will be required by TCTA for the construction of a water treatment plant;
4.1.3      the right to gain access into the SWV to construct and operate a pump station to pump AMD to surface; and
4.1.4      the right to construct pipelines on the route indicated on Annexure “B”
hereto as “pipeline routes and specifications” in respect of which areas
ERPM holds land access rights and indicated with blue and orange lines as the treated water pipeline and the sludge pipeline respectively.
4.2         Grant of rights by CGR:
CGR as owner of pipelines which run from Boksburg eastwards to the Ergo slimes dam complex (“Ergo Tailings Dams”), and the holder of SRPs and/or other entitlements grant to TCTA:
4.2.1      the right to construct pipelines with the specification and route as depicted on Annexure “B” hereto and indicated with an orange line as the sludge pipeline; and
4.2.2      shared use of the residue pipeline running between its Knights Plant and the
Ergo Tailings Dams.
4.3         Grant of rights by Ergo
Ergo as the owner of the Ergo Tailings Dams as well as pipelines and similar land access rights hereby grants to TCTA the right to partially use the Ergo Tailings
Dams for the deposition of up to
per day (which equates to 48 litres per
second) of by-product sludge emanating from the AMD treatment plant. Such use of the Ergo Tailings Dams by TCTA shall be conditional upon there not being any capacity constraints arising to receive the materials from the Ergo Group in addition to the materials emanating from TCTA’s AMD Project and shall be in accordance with strict compliance with the tailings management programme of the Ergo Tailings
Dam.
4.4         To the extent that the rights of access to construct pipelines conferred upon TCTA in terms of these Heads may contravene any condition of any surface rights permit, licence, regulatory provision, private arrangement or other entitlement, neither the
Ergo Group nor any of ERPM, CGR or Ergo will in any way be liable to TCTA for any interruption, loss or any other consequence occasioned by such third party restriction or condition.
4.5          Inasmuch as the use of any of the land access rights, pipelines, Ergo Tailings Dams and other equipment, installations, property and infrastructure is required also by any of ERPM, CGR and/or Ergo, TCTA’s use in terms of these Heads will be limited to partial or shared use and, other than in respect of equipment, infrastructure or pipelines that TCTA has constructed, it will not compete with the requirements nor will it unreasonably interfere with or in any way inhibit the current or future operating activities of ERPM, CGR or Ergo. Such partial use shall be subject to the provisions of clauses 4.6 and 4.10 below.
4.6         In regard to partial or shared use of pipelines, tailings dams for the conveyance or deposition of water and/or sludge, TCTA will outsource the management of its use to the operator of that equipment, installation, infrastructure or property, be it
ERPM, CGR or Ergo. TCTA shall be responsible for its pro rata share of the actual operation and maintenance costs of the equipment, installations, infrastructure or property referred to above at the said actual costs on a pro rata basis.
4.7         Neither the Ergo Group nor any of ERPM, CGR and Ergo warrants that any of the equipment, installations or property and infrastructure is suitable for the intended

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purpose or capable of performing to the specifications required by TCTA and none of them warrant that there is an adequate supply of electricity, water and services to the equipment, installations, property and infrastructure for TCTA to conduct the activities contemplated by these Heads.
4.8         The entering into of these Heads by the Ergo Group shall not be regarded as an endorsement of the State’s initiative to intervene and implement an AMD solution at the expense of any of the Ergo Group’s own initiatives, past, present or in future.
Each member of the Ergo Group shall retain the right to defend or resist an action by any regulatory body to impose liability or unilaterally join them as a participant or contributor to the AMD initiative and anything associated with it beyond the scope of these Heads.
4.9         Furthermore, each Ergo Group member shall reserve the right to limit their own exposure through own initiatives or projects.
4.10       If any member of the Ergo Group and its shareholders is directed by any regulator or organ of State to pay any amount, make any contribution, provide security or incur any costs directly or indirectly related to AMD, such a member is entitled to offset the benefit TCTA and/or the State acquires as a result of the use of the equipment, installations, property and infrastructure in terms of these Heads in an amount calculated in accordance with the methodology set out in Annexure “C” in respect of which a worked example is set out in Annexure “D” as read with Annexure “E”.
Such amount, contribution, provision of security or incurrence of costs will only become enforceable once the liability for and quantum of same has been finally determined, and once the aforementioned benefit has been finally quantified, whereupon the latter will be brought into account with and/or deducted from the former.
4.11        Pending the coming into of operation of the long-term AMD solution, Ergo shall have the option at its election, to acquire from TCTA at the full operating costs incurred by TCTA up to 30 (thirty) mega litres per day of untreated and/or partially treated
AMD (“partially treated AMD”) water from the HDS Plant in accordance with the water quality specifications as directed by DWA for release into the river system.
After the coming into operation of the long-term AMD solution, Ergo shall have the option at its election on an on-going basis, to acquire from TCTA at the full capital and operating costs incurred by TCTA, up to 30 (thirty) mega litres per day of fully treated AMD (“fully treated AMD water”) water from the AMD treatment plant in accordance with the water quality specifications as directed by DWA.
4.12        All risks associated with any material or substance that TCTA delivers to any member of the Ergo Group, including, but not limited to any spillage, contamination, damage to property or pollution and any liability that arises from it of any kind, will not pass on to the Ergo member, but will remain with TCTA.
4.13       It is recorded that the ownership of all structures and improvements laid down, made or constructed by TCTA in implementing these Heads shall at all times remain vested in TCTA.

5.
SUPPORT AND HARDSHIP
The Parties undertake at all times to do all reasonable things, perform all reasonable actions and take all reasonable steps to procure the doing of all reasonable things, the performance of all reasonable actions, and the taking of all reasonable steps, as may be open to them and necessary or desirable or incidental to the putting into effect or maintenance of the terms, conditions, import and intent of these Heads.

6.
NOTICE AND COMMUNICATION
Each Party hereby chooses its domicilium citandi et executandi for all purposes of and in connection of these Heads at the address (and telefax number, if any)
appearing below:
TCTA at: 1st Floor, Stinkhout Wing
Tuinhof Building
265 West Street
Centurion

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Telefacsimile No: (012) 683-1300
6.1
Ergo, ERPM and CGR at:
First Floor (Left Wing)
Block A Quadrum
1 Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
Telefacsimile No: (011) 470-2618

7.
GOVERNING LAW
These Heads shall be governed by and interpreted in all respects in accordance with the laws of the Republic of South Africa.

8.
DISPUTE RESOLUTION
In the event of any dispute arising between the Parties in respect of the interpretation of, breach of and/or any other matter arising from these Heads, the
Parties will use their bona fide efforts to resolve such dispute in the first instance amicably amongst themselves and failing resolution within 30 (thirty) days of the dispute first having arisen, such dispute may be referred by any of the Parties by written notice to the others, for arbitration in accordance with the Rules of the
Arbitration Foundation of South Africa.

9.
COUNTERPARTS
The Parties may sign these Heads in counterparts, the separately signed documents constituting together these Heads. A facsimile shall constitute a valid counterpart for purposes hereunder.
SIGNED AT
ON
2013
TRANS-CALEDON TUNNEL AUTHORITY
/s/ J. Ndlovo
who warrants that he is duly authorised hereto
J. Ndlovo (Chief Executive Officer)
SIGNED AT JOHANNESBURG ON 27 NOVEMBER 2012.
ERGO MINING OPERATIONS
PROPRIETARY PROPRIETARY LIMITED
/s/ D.J. Pretorius
who warrants that he is duly authorised hereto
D.J. Pretorius (Chief Executive Officer)
SIGNED AT JOHANNESBURG ON 27 NOVEMER 2012.
EAST RAND PROPRIETARY MINES
LIMITED

TCTA/ERGO-Heads of Agreement-Execution Copy-1-11-12

/s/ D.J. Pretorius
who warrants that he is duly authorised hereto
D.J. Pretorius (Chief Executive Officer)
SIGNED AT JOHANNESBURG ON 27 NOVEMBER 2012.
CROWN GOLD RECOVERIES
PROPRIETARY LIMITED
/s/ D.J. Pretorius
who warrants that he is duly authorised hereto
D.J. Pretorius (Chief Executive Officer)